FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

HECHO ESENCIAL

Conforme a lo dispuesto en los artículos 9 y 10 de la Ley N°18.045, Capítulo 18-10 de la Recopilación Actualizada de Normas (RAN) de la Superintendencia de Bancos e Instituciones Financieras (SBIF), se informa que esta Superintendencia, con fecha 30 de diciembre de 2014, resolvió aplicar al Banco Santander-Chile una multa de UF 750, por haber remitido en forma errónea los archivos D32 contenidos en el Sistema de Deudores del Manual de Sistemas de Información de la SBIF, correspondientes al período comprendido entre el 1° de noviembre de 2013 y 14 de marzo de 2014 y presentar inconsistencias sus respectivas rectificaciones.

Claudio Melandri Hinojosa
Gerente General

Material Event:

Pursuant to Articles 9 and 10 of the 18,045, Chapter 18-10 of the Updated Compilation of Rules (RAN) of the Superintendency of Banks and Financial Institutions (SBIF), It is reported that this Office on this date December 30, 2014, has resolved to apply a fine of 750 UF (US$30,000 aprox.) to Banco Santander-Chile, for having sent erroneously the D32 files contained in the System Debtors Manual Information Systems for the period from November 1st 2013 to March 14, 2014 with inconsistencies in the respective corrections.

Claudio Melandri Hinojosa
General Manager

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/ Cristian Florence
Name:	Cristian Florence
Title:	General Counsel

Date: January 6, 2015